Contact

www.linkedin.com/in/dr-isaac-eliaz-489b4629 (LinkedIn)
amitabhaclinic.com/ (Company)
www.econugenics.com/ (Company)
www.dreliaz.org/ (Personal)

Top Skills

Lifestyle
Supplements
Acupuncture

Languages

English (Native or Bilingual)
Portuguese (Native or Bilingual)
Spanish (Limited Working)
Chinese (Limited Working)
French (Limited Working)
Hebrew (Native or Bilingual)

Publications

Honokiol inhibits migration of renal cell carcinoma through activation of RhoA/ROCK/MLC signaling pathway

Honokiol inhibits bladder tumor growth by suppressing EZH2/miR-143 axis.

Honokiol suppresses metastasis of renal cell carcinoma by targeting KISS1/KISS1R signaling.

Antioxidant and anti-inflammatory effects of a polybotanical multinutrient formula.

BreastDefend™ prevents breast-to-lung cancer metastases in an orthotopic animal model of triple-negative human breast cancer.

Patents

Cosmetic composition containing molecular oxygen

Composition and methods for treating mammals with modified alginates and modified pectins

Dr. Isaac Eliaz

MD, MSc, LAc, Entrepreneur, Clinician, Researcher
Santa Rosa, California, United States

Summary

A recognized expert and entrepreneur with over 30 years of clinical, research and business experience in the field of integrative medicine with a focus on innovative approaches to chronic illness and oncology.

An international lecturer on galectin-3 and its effects in cancer and fibrosis progression.

Founder of several successful enterprises: Eliaz Therapeutics, a medical device company developing a patented device for removal of galectin-3 from the circulation for the treatment of inflammation and fibrosis driven diseases, with sepsis & acute kidney disease as the first indication; Amitabha Medical Clinic; EcoNugenics, a research-based dietary supplement company; and Amitabha Wellness Foundation, a 501c3 nonprofit organization.

The holder of more than 50 patents worldwide in the field of Galectin-3, Modified Citrus Pectin, Therapeutic Apheresis and more.

A lifetime practitioner of meditation and other mind-body practices, offering Meditation and Healing retreats internationally.

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Experience

Eliaz Therapeutics Inc.
CEO and Founder
October 2015 - Present (9 years 1 month)
United States

Eliaz Therapeutics, Inc. was incorporated in 2015 to continue the development of an innovative medical device that removes galectin-3 from the bloodstream using therapeutic apheresis.

Method and product for treating skin afflictions

Method for enhancing mammalian immunological function

Synergistic combination of honokiol and modified citrus pectin in cancer therapy

Galectin-3 is currently the subject of intensive research interest for its pivotal and causal role in numerous chronic diseases including cardiovascular, kidney, lung, and liver fibrosis, cancer progression, and longevity. Because of its broad potential applications, the device is positioned to provide a new treatment option for different inflammatory and fibrotic diseases.

The first indication ETI is targeting is Acute Kidney Injury (AKI). AKI is a sudden decrease in kidney function with or without kidney damage, occurring over a few hours or days. Annual US hospitalizations for AKI are in excess of 4,000,000 and deaths exceed 500,000. Diabetes, hypertension, and advanced age are primary risk factors for acute kidney injury. It is increasingly recognized as an in-hospital complication of sepsis, heart conditions, surgery and Covid-19. Its most severe stage requires treatment with dialysis or renal transplant therapy. Acute kidney injury is also associated with higher likelihood of long-term care, incidence of chronic kidney disease and hospital mortality, and higher long-term health care costs.

Amitabha Medical Clinic and Healing Center
Founder and Medical Director
2001 - Present (23 years)

Amitabha Medical Clinic is an integrative medical center with a focus on cancer and difficult to treat chronic illnesses and infections. integrating Western medicine and modern and up to date research with ancient wisdom, Amitabha clinic provides individualized care that addresses the person as a whole, utilizing mind-body medicine together with cutting edge therapeutic approaches such as therapeutic apheresis.

EcoNugenics, Inc
President and Founder
1995 - November 2022 (27 years)

EcoNugenics is a high value research driven dietary supplement company founded in 1995. Starting in late 2015, am no longer involved with the day to day management of the company.

Amitabha Wellness Foundation
President and Founder
2007 - 2020 (13 years)
Santa Rosa, California

(Formerly, Our Kids' Sake), a non-profit organization that supports homeless children and advances mind-body medicine

Education

Sackler School of Medicine, Tel Aviv University

MD, Medicine · (1980 - 1986)

American College of Traditional Chinese Medicine

MS, Traditional Chinese Medicine · (1989 - 1991)